February 8, 2003

Elite Logistics, Inc.
Attn: Board of Directors
Subject: Letter of Resignation
Dear Chairman and Directors,

I hereby submit my resignation as a Director of Elite Logistics, Inc. and Elite Logistics Services, Inc. effective February 10, 2003.

Best Regards,

S/Richard Hansen
Richard Hansen